Exhibit 99.3

Recon Technology Reports Third Quarter Fiscal 2013 Financial Results

BEIJING, May 13, 2013 /PRNewswire-FirstCall/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a Chinese non-state-owned oilfield services provider to oil and gas companies and their affiliates, today reported results for its third quarter of fiscal 2013 ended March 31, 2013.

Nine Month Financial Highlights

•	Total revenue for the nine months ended March 31, 2013 increased 28% to RMB 62.5 million ($10.0 million).

•	Gross profit for the nine months ended March 31, 2013 increased 16% to RMB 20.6 million ($3.3 million).

•	Operating profit was RMB1.2 million ($0.2 million), up 214.6% compared to an operating loss of RMB1.0 million for the nine months ended March 31, 2012.

•	Net profit attributable to ordinary shareholders for the nine months ended March 31, 2013 was RMB 1.7 million ($0.3 million), or RMB 0.43 ($0.07) per diluted share, as compared to net loss attributable to ordinary shareholders for the same period of FY2012 of RMB 2.0 million, or a loss of RMB 0.48 per diluted share.

Q3 FY2013 Financial Highlights

•	Total revenue for the third quarter of FY2013 was RMB7.5 million ($1.2 million), a decrease of 42.4% from the same period of FY2012.

•	Gross margin increased to 55.4% for the third quarter of FY2013 from 47.9% for the same period of FY2012.

•	Net loss attributable to ordinary shareholders for the third quarter of FY2013 was RMB1.2 million ($0.2 million), or RMB0.32 ($0.05) per diluted share. Net income attributable to ordinary shareholders for the same period of FY2012 was RMB0.1 million or RMB0.03 per diluted share.

"Year to date in FY2013, our operating efficiency has continued to improve, which is reflected in our overall financial performance," said Mr. Yin Shenping, CEO of Recon. "The temporary revenue decline in the third quarter was mainly due to timing issues related to current project completion status, rather than any changes in business fundamentals.  As we complete outstanding projects, and assuming we obtain new contracts for our fracturing services and furnace business, we anticipate the coming quarters will reflect what we believe are positive results for our company."

Mr. Yin continued, "Since our IPO in 2009, we have successfully expanded our market penetration, including in the Sichuan Oilfield, Zhongyuan Oilfield and Jilin Oilfield. Our fracturing services were recently qualified at Sinopec, which gives us the opportunity to continue to expand this new service line beyond Sinopec's affiliate, Zhongyuan Oilfield. As we continue to capitalize on our position in China's fragmented oil services industry and broaden our integrated products and service offerings through R&D and collaboration with Chinese and international companies involved in the oilfield services industry, we believe Recon is well-positioned to continue to grow."

Q3 FY2013 Financial Results

Total revenue for the third quarter of FY2013 decreased by 42.4% to RMB7.5 million ($1.2 million) from RMB13.0 million for the same period of FY2012. The decline in revenue was mainly attributable to lower sales of automation equipment and service business as a result of unfinished projects.

Gross profit decreased to RMB4.2 million ($0.7 million) for the third quarter of FY2013, down 33.3% from the same period of FY2012. Gross margin increased to 55.4% for the third quarter of FY2013 from 47.9% for the same period of FY2012. This was mainly because software sales, which have higher gross margin, accounted for a higher percentage of total revenue during the third quarter of FY2013 compared to the same period in FY2012.

Selling and distribution expenses increased by 40.6% to RMB1.8 million ($0.3 million) for the third quarter of FY2013 from RMB1.3 million for the same period of FY2012. This increase was primarily due to increased business travelling expenses, bidding maintenance expenses. General and administrative expenses decreased by 5.4% to RMB4.0 million ($0.6 million) for the third quarter of FY2013 from RMB4.2 million for the same period of FY2012. Research and development expenses decreased by 16.6% to RMB0.6 million ($0.1 million) for the third quarter of FY2013 from RMB0.7 million for the same period of FY2012.

Loss from operations was RMB2.2 million ($0.3 million) for the third quarter of FY2013, compared to an income of RMB0.1 million for the same period of FY2012. This decrease in income from operations is attributed to the decrease in revenue and increase in SG&A expenses as a percentage of revenue.

Net loss attributable to ordinary shareholders was RMB1.2 million ($0.2 million) for the third quarter of FY2013 versus net income of RMB0.1 million for the same period of FY2012. Diluted loss per share was RMB0.32 ($0.05) for the third quarter of FY2013, compared to diluted earnings per share of RMB0.03 ($0.005) for the same period of FY2012.

Adjusted EBITDA was (RMB0.1) million for the third quarter of FY2013, compared to RMB1.0 million for the same period of FY2012.

		For the Three Months Ended
		March 31,
Reconciliation of Adjusted EBITDA		2012		2013	2013
to Net Income (Loss)		RMB		RMB	USD

Net income (loss)	RMB	259,106	RMB	(1,248,860)	$(198,812)
Provision for income taxes		132,883		(152,382)	(24,258)
Interest expense		225,718		618,473	98,458
Stock compensation expense		259,164		451,572	71,888
Depreciation, amortization and accretion		86,685		395,535	62,967

Adjusted EBITDA	RMB	954,305	RMB	64,338	$10,243

As of March 31, 2013, cash and cash equivalents were RMB6.5 million ($1 million). Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than six months.

Year-to-Date FY2013 Financial Results

Total revenue for the nine months ended March 31, 2013 increased by 28.1% to RMB62.5 million ($10.0 million) from RMB48.8 million for the same period of FY2012, primarily driven by increased sales from the Hardware business as well as the Fracturing Service business.

Gross profit increased to RMB20.6 million ($3.3 million) for the nine months ended March 31, 2013, up 15.7% from the same period of FY2012. Gross margin decreased to 33.0% for the nine months ended March 31, 2013 from 36.5% for the same period of FY 2012. This was mainly related to margin contraction in our furnace business as a result of higher material and labor costs.

Selling and distribution expenses increased by 32.7% to RMB4.7 million ($0.7 million) for the nine months ended March 31, 2013 from RMB3.5 million for the same period FY 2012. This increase was primarily due to increased shipping costs and maintenance expenses. General and administrative expenses decreased by 15.5% to RMB8.5 million ($1.3 million) for the nine months ended March 31, 2013 from RMB10.0 million for the same period FY 2012. Research and development expenses were RMB6.3 million ($1 million) for the nine months ended March 31, 2013, up 18.2% from the same period of FY2012. Overall, operating expenses were RMB19.4 million ($3.1 million) for the nine months ended March 31, 2013, up 3.0% from the same period of FY2012.

Income from operations was RMB1.2 million ($0.2 million) for the nine months ended March 31, 2013, compared to a loss of RMB1.0 million for the same period of FY2012. This increase in income from operations can be attributed primarily to an increase in total revenue and decrease in general and administrative expenses as a percentage of total revenue.

Net income attributable to ordinary shareholders was RMB1.7 million ($0.3 million) for the nine months ended March 31, 2013, an improvement of RMB3.6 million from net loss of RMB1.9 million for the same period of FY2012. Diluted earnings per share was RMB0.43 ($0.07) for the nine months ended March 31, 2013, compared to diluted loss per share of RMB0.48 for the same period of FY2012.

Adjusted EBITDA was RMB5.9 million ($0.9 million) for the nine months ended March 31, 2013, 1,750.7% increased compared to RMB0.3 million for the same period of FY2012.

		For the Nine Months Ended
		March 31,
Reconciliation of Adjusted EBITDA		2012		2013	2013
to Net Income (Loss)		RMB		RMB	USD

Net income (loss)	RMB	(1,564,708)	RMB	2,300,423	$366,218
Provision for income taxes		345,964		302,550	48,164
Interest expense		502,013		1,494,887	237,979
Stock compensation expense		784,010		1,358,726	216,303
Depreciation, amortization and accretion		252,842		467,914	74,490

Adjusted EBITDA	RMB	320,121	RMB	5,924,500	$943,154

For the nine months ended March 31, 2012, net cash provided by operating activities was RMB17.3 million ($2.8 million). This was an increase of RMB26.5 million ($4.2 million) compared to net cash used in operating activities of RMB9.2 million for the same period of FY2012.

Net cash used in financing activities amounted to RMB14.1 million ($2.2 million) for the nine months ended March 31, 2013, compared to net cash provided by financing activities of RMB8.8 million for the same period of FY2012. During the fiscal 2013 nine-month period, we repaid RMB21.7 million ($3.4 million) commercial bank loan and received a RMB8.35 million ($1.3 million) loan from two banks, which was guaranteed by one of our shareholders.

Net cash used in investing activities was RMB0.5 million ($0.1 million) for the nine months ended March 31, 2013, compared to RMB0.6 million for the same period of FY2012. The slight decrease was mainly due to approximately RMB0.2 million increase in proceeds from disposal of fixed assets and offset by approximately RMB0.1 million increase in purchase of property and equipment.

About Recon Technology, Ltd.

Recon Technology, Ltd. is a non-state-owned oil field service company in China. The company has been providing software, equipment and services designed to increase the efficiency and automation in oil and gas exploration, extraction, production and refinery for Chinese oil and gas fields for more than 10 years. More information may be found at http://www.recon.cn or e-mail: info@recon.cn.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact:

At the Company: Recon Technology, Ltd. Tel: +86-10-8494-5799 Email: info@recon.cn Web: http://www.recon.cn

Investor Relations: Tina Xiao Weitian Group LLC Email: tina.xiao@weitian-ir.com Web: http://www.weitian-ir.com

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of March 31,		As of March 31,
	2012		2013		2013
ASSETS	RMB		RMB		U.S. Dollars
Current assets
Cash and cash equivalents	RMB	3,533,283	RMB	6,452,691	$1,027,237
Trade accounts receivable, net		61,993,942		49,012,257	7,802,512
Trade accounts receivable- related parties, net		20,394,749		17,693,490	2,816,717
Inventories, net		24,281,300		14,884,099	2,369,476
Other receivables, net		8,074,096		17,858,793	2,843,033
Other receivables- related parties		17,729		1,056,696	168,221
Purchase advances, net		16,250,616		21,687,064	3,452,475
Purchase advances- related parties		1,093,534		1,394,034	221,923
Tax recoverable		2,790,722		-	-
Prepaid expenses		535,336		809,686	128,898
Deferred tax asset		1,106,801		1,094,438	174,229
Total current assets		140,072,108		131,943,248	21,004,721

Property and equipment, net		1,774,820		1,795,564	285,845
Long-term other receivable		10,302,349		5,228,053	832,280
Total Assets	RMB	152,149,277	RMB	138,966,865	$22,122,846

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	RMB	23,000,000	RMB	9,697,048	$1,543,723
Trade accounts payable		11,905,560		6,262,528	996,964
Trade accounts payable- related parties		5,339,231		5,449,388	867,516
Other payables		2,341,826		2,290,687	364,666
Other payable- related parties		1,099,259		5,998,879	954,992
Deferred revenue		3,291,073		3,135,904	499,221
Advances from customers		936,124		1,181,120	188,029
Accrued payroll and employees' welfare		949,579		1,663,438	264,811
Accrued expenses		476,416		343,163	54,630
Taxes payable		9,681,620		6,693,590	1,065,587
Short-term borrowings- related parties		4,123,306		5,751,381	915,592
Short-term borrowings- other		2,767,066		570,375	90,801
Total current liabilities		65,911,060		49,037,501	7,806,532

Commitments and Contingency

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 25,000,000 shares authorized; 3,951,811 shares issued and outstanding as of June 30, 2012 and March 31, 2013)		529,979		529,979	84,370
Additional paid-in capital		67,643,791		69,053,281	10,992,945
Appropriated retained earnings		2,378,961		2,378,961	378,719
Unappropriated retained earnings		9,354,535		11,051,996	1,759,424
Accumulated other comprehensive loss		(290,496)		(307,385)	(48,936)
Total controlling shareholders' equity		79,616,770		82,706,832	13,166,522
Non-controlling interest		6,621,447		7,222,532	1,149,792
Total equity		86,238,217		89,929,364	14,316,314
Total Liabilities and Equity	RMB	152,149,277	RMB	138,966,865	$22,122,846

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the nine months ended					For the three months ended
	March 31,					March 31,
	2012		2013		2013	2012		2013		2013
	RMB		RMB		USD	RMB		RMB		USD

Revenues
Hardware	RMB	30,162,440	RMB	30,766,627	$4,897,897	RMB	6,997,916	RMB	4,161,583	$662,504
Service		5,547,005		20,567,637	3,274,267		1,990,000		62,678	9,978
Software		3,952,991		5,192,712	826,654		-		-	-
Software - related parties		-		2,273,504	361,931		-		2,273,504	361,931
Hardware - related parties		9,143,503		3,736,107	594,770		4,031,206		1,004,030	159,837
Total revenues		48,805,939		62,536,587	9,955,519		13,019,122		7,501,795	1,194,250

Cost of revenues		30,979,868		41,915,938	6,672,812		6,786,052		3,346,344	532,722
Gross profit		17,826,071		20,620,649	3,282,707		6,233,070		4,155,451	661,528

Selling and distribution expenses		3,537,806		4,693,193	747,133		1,273,126		1,790,199	284,991
General and administrative expenses		10,008,519		8,452,540	1,345,603		4,193,772		3,966,782	631,492
Research and development expenses		5,318,048		6,284,834	1,000,515		662,743		552,645	87,978
Operating expenses		18,864,373		19,430,567	3,093,251		6,129,641		6,309,626	1,004,461

Income (loss) from operations		(1,038,302)		1,190,082	189,456		103,429		(2,154,175)	(342,933)

Other income (expenses)
Subsidy income		554,856		2,143,669	341,262		540,756		1,343,669	213,906
Interest income		3,089		443,391	70,586		286		137,803	21,938
Interest expense		(502,013)		(1,494,887)	(237,979)		(225,718)		(618,473)	(98,458)
Gain from foreign currency exchange		-		339,876	54,107		-		(185)	(29)
Other income (expense)		(236,374)		(19,158)	(3,050)		(26,764)		(109,881)	(17,493)

Income (loss) before income tax		(1,218,744)		2,602,973	414,382		391,989		(1,401,242)	(223,069)
Provision (benefit) for income tax		345,964		302,550	48,164		132,883		(152,382)	(24,258)
Net Income (loss)		(1,564,708)		2,300,423	366,218		259,106		(1,248,860)	(198,811)

Less: Net income attributable to non-controlling interest		325,867		602,961	95,988		140,410		(2,127)	(339)
Net Income (loss) attributable to Recon Technology, Ltd	RMB	(1,890,575)	RMB	1,697,462	$270,230	RMB	118,696	RMB	(1,246,733)	$(198,472)

Comprehensive income (loss)
Net income (loss)		(1,564,708)		2,300,423	366,218		259,106		(1,248,860)	(198,811)
Foreign currency translation adjustment		(119,795)		(16,889)	(2,689)		(119,973)		(717)	(114)
Comprehensive income (loss)		(1,684,503)		2,283,534	363,529		139,133		(1,249,577)	(198,925)
Less: Comprehensive income attributable to non-controlling interest		313,888		601,084	95,690		128,449		(2,207)	(351)
Comprehensive income (loss) attributable to Recon Technology, Ltd	RMB	(1,998,391)	RMB	1,682,450	$267,839	RMB	10,684	RMB	(1,247,370)	$(198,574)

Earning (loss) per common share - basic and diluted	RMB	(0.48)	RMB	0.43	$0.07	RMB	0.03	RMB	(0.32)	$(0.05)
Weighted - average shares -basic and diluted		3,951,811		3,951,811	3,951,811		3,951,811		3,951,811	3,951,811

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended March 31,
	2012		2013		2013
	RMB		RMB		U.S. Dollars

Cash flows from operating activities:
Net income (loss)	RMB	(1,564,708)	RMB	2,300,423	$366,218
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation		252,842		467,914	74,490
Loss from disposal of equipment		18,887		26,845	4,274
Provision/(recovery of) for doubtful accounts		1,695,435		(82,420)	(13,121)
Stock based compensation		784,010		1,358,726	216,303
Deferred tax (benefit)/provision		(315,125)		12,363	1,968
Changes in operating assets and liabilities:
Trade accounts receivable		(16,718,352)		13,156,606	2,094,467
Trade accounts receivable-related parties		-		2,701,259	430,027
Notes receivable		1,276,574		-	-
Other receivable, net		2,301,650		(4,641,896)	(738,968)
Other receivables related parties, net		-		(1,038,967)	(165,398)
Purchase advance, net		(10,691,586)		(5,597,453)	(891,087)
Purchase advance-related party, net		-		(300,500)	(47,838)
Tax recoverable		-		2,790,722	444,269
Prepaid expense		(1,409,973)		(274,350)	(43,675)
Inventories		6,586,927		9,397,201	1,495,988
Trade accounts payable		6,462,714		(5,643,032)	(898,343)
Trade accounts payable-related parties		-		110,157	17,536
Other payables		2,087,020		(51,139)	(8,141)
Other payables-related parties		-		4,899,620	779,996
Deferred income		(899,460)		(155,169)	(24,702)
Advances from customers		30,705		244,996	39,002
Accrued payroll and employees' welfare		(41,042)		713,859	113,643
Accrued expenses		(34,268)		(133,253)	(21,213)
Taxes payable		934,906		(2,988,030)	(475,680)
Net cash provided by (used in) operating activities		(9,242,844)		17,274,482	2,750,015

Cash flows from investing activities:
Purchase of property and equipment		(564,831)		(676,504)	(107,696)
Proceeds from disposal of equipment		4,900		161,000	25,630
Net cash used in investing activities		(559,931)		(515,504)	(82,066)

Cash flows from financing activities:
Proceeds from short-term bank loans		9,000,000		8,350,000	1,329,279
Repayments of short-term bank loans		(5,000,000)		(21,652,952)	(3,447,044)
Proceeds from short-term borrowings		574,597		-	-
Proceeds from borrowings-related parties		4,198,901		3,658,102	582,352
Repayment of short-term borrowings		(500,000)		(2,275,764)	(362,290)
Repayment of short-term borrowings-related parties		-		(2,232,477)	(355,399)
Capital contribution in VIE		500,000		20,000	3,184
Net cash provided by (used in) financing activities		8,773,498		(14,133,091)	(2,249,918)

Effect of exchange rate fluctuation on cash and cash equivalents		(100,863)		293,521	46,724

Net increase (decrease in) cash and cash equivalents		(1,130,140)		2,919,408	464,755
Cash and cash equivalents at beginning of period		3,485,944		3,533,283	562,482
Cash and cash equivalents at end of period	RMB	2,355,804	RMB	6,452,691	$1,027,237

Supplemental cash flow information
Cash paid during the period for interest	RMB	334,014	RMB	1,356,581	$215,961
Cash paid during the period for taxes	RMB	481,723	RMB	832,028	$132,455